PPM FUNDS
225 W. Wacker Drive, Suite 1200, Chicago, IL 60606
312-634-2500

September 6, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PPM Funds
File Nos. 333-221579 and 811-23308

Dear Sir/Madam:

Enclosed for filing is the Post-Effective Amendment No. 4 to the Registration Statement under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 5 under the Investment Company Act of 1940, as amended (“1940 Act”) on Form N-1A for the above-referenced Registrant.  This filing is being made pursuant to paragraph (a) of Rule 485, to reflect the following changes effective November 20, 2019:

To add the following new funds: -PPM Core Fixed Income Fund -PPM Investment Grade Credit Fund
If you have any questions concerning this filing, please contact me at 312-730-9730.

Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Vice President and Secretary

encs.